EXHIBIT 99.1

FOR IMMEDIATE RELEASE

St. John’s, NL - August 1, 2017

FORTIS STATEMENT ON WANETA DAM AGREEMENT

Fortis Inc. ("Fortis"), (TSX/NYSE:FTS) has been given notice from Teck Resources Limited ("Teck") that BC Hydro has exercised its right of first offer to acquire Teck’s two-thirds interest in the Waneta Dam. As a result, the purchase agreement between Fortis and Teck has been terminated and Teck is obligated to pay Fortis a break fee of approximately $28,000,000.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately $48 billion. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the Toronto Stock Exchange and New York Stock Exchange and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Investor Enquiries
Ms. Janet Craig
Vice President, Investor Relations
Fortis Inc.
709.737.2900

investorrelations@fortisinc.com

Media Enquiries
Ms. Karen McCarthy
Director, Communications & Corporate Affairs
Fortis Inc.
709.737.5323

media@fortisinc.com